

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Mark A. Luden
President and Chief Executive Officer
The Guitammer Company
6117 Maxtown Road
Westerville, OH 43082

> **Re: The Guitammer Company**
> **Form 10-12G**
> **Filed April 5, 2011**
> **File No. 000-54331**

Dear Mr. Luden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X.

2. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

3. We note your disclosure in the Amendment to Articles of Incorporation and Forward Split of Common Stock section on page 17 that the amendment to your articles of incorporation and forward split of your common stock was expected to be approved at your annual shareholder meeting on April 1, 2011. Please advise, with a view towards revised disclosure throughout the registration statement, the status of such approval.

4. We note your disclosure in footnote 1 to your audited financial statements that you have elected S Corporation status for federal and for Ohio state income tax purposes. In an appropriate place in the registration statement, such as your Management's Discussion and Analysis or Plan of Operation section on page 14, please provide disclosure clearly explaining the meaning and effect of your S Corporation election on you and your shareholders.

5. We note your disclosure in the Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters section on page 29 that you have approximately 62 record holders and that you intend to apply for listing on the Pink OTC Market. Please advise, with a view towards revised disclosure throughout the registration statement, whether your S Corporation election is consistent with your intentions to be a publicly traded company.

6. We note you have relied on information from third-party sources, including the Consumer Electronics Association, the research group NPD, the National Cable & Telecommunications Association, and tvbythenumbers.com, for disclosure in this registration statement. Please confirm that the information provided by these entities was not prepared specifically for inclusion in the registration statement and is available for free or for a nominal subscription. Alternatively, include the consent of each of these entities with your next amendment.

7. We note the reference date of February 28, 2011 used throughout the registration statement. Please revise the associated disclosure to provide the information as of a more recent date.

Forward Looking Statements, page 2

8. Please revise the second paragraph and specifically the telephone number of the SEC Public Reference Room. We note that the Public Reference Room telephone number is 1-800-SEC-0330.

Item 1. Business, page 4

Historical Overview, page 4

9. Please revise to remove your reference to specific companies, such as AMC Theatres, Disney, IMAX, and Universal Studios, in this section and instead consider providing a cross reference to the list on page 10. Disclosing the name of specific companies here without greater context appears to indicate a broad adoption of your product by these companies, whereas the disclosure on page 10 demonstrates the more limited utilization of your product. For example, without the more detailed disclosure investors might mistakenly believe that AMC Theatres throughout the country use your product, whereas it appears utilization by AMC is limited to one theater in Kansas City, MO.

Home Theater and Gaming Market Size, page 4

10. Please delete the first sentence, or alternatively, advise why the "U.S. market for consumer electronics" is a reasonable industry statistic given your current business operations focused on audio transducers.

11. Please revise to define the acronym "NPD."

12. We note your disclosure regarding HTiB wholesale revenues and total video game revenues. Please revise to clarify the fiscal year applicable to those industry statistics.

Sales Strategy, page 5

13. Please revise here or alternatively add a new section to discuss any dependence on one or a few major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K. In this regard, we note that footnote 10 to your audited financial statements discloses two major customers.

Spokepersons, page 9

14. Please provide support for your disclosure that several "well known athletes" already use and like the ButtKicker Gamer when racing in online leagues and may be willing to participate in promoting ButtKicker Live! and ButtKicker brand products or revise to remove this statement.

Marketing, page 10

15. Please revise to remove the marketing phrases "high profile" sales and "high octane accelerant."

16. Please describe in greater detail how you use sales to musicians and theaters to build brand awareness, demonstrate product credibility and create customer demand.

Manufacturing, page 11

17. We note your disclosure that most of your products are sourced as finished goods from one Chinese manufacturer. Please advise whether you have any material contracts in place with such manufacturer. If so, please file those contracts as exhibits to your registration statement.

18. Please disclose the names of your principle suppliers including, but not limited to, your principle Chinese manufacturer. Please refer to Item 101(h)(4)(v) of Regulation S-K. Please also reconcile this section with footnote 10 to your audited financial statements which discloses your dependence on three major suppliers.

Intellectual Property, page 12

19. We note your disclosure that you received notice from the United States Patent and Trademark Office that the patent related to the ButtKicker Live! technology was expected to be issued in March 2011. Please advise, with a view towards revised disclosure in the registration statement, the status of this patent issuance.

Item 2. Financial Information, page 13

Management's Discussion and Analysis or Plan of Operations, page 14

Results of Operations, page 15

20. We note your discussion and analysis of cost of goods sold is limited. As such, we believe your disclosure should be expanded to include separate quantification and discussion of changes in significant components of cost of goods sold, as well as SG&A, and to explain whether increases in such costs are related to quantity, price, or both. In particular, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor do you analyze the underlying business reasons for the changes. We believe your disclosures could be improved by:
    - using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
    - using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;
    - refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
    - ensuring that all material factors are quantified and analyzed; and
    - quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

For guidance please refer to FR-72 (Release No. 33-8350) and Instruction 4 to Item 303(a) of Regulation S-K.

21. You indicate that the decrease in revenue was primarily due to a shortage of cash to purchase inventory. However, your inventory balance increased during 2010. In this regard, it is not clear how your disclosure correlates with the information presented in your financial statements. Please revise or advise.

Liquidity and Capital Resources, page 16

22. Your discussion of liquidity and capital resources appears to merely reiterate the information presented in your statements of cash flows. In this regard, please expand your disclosure to discuss the underlying factors for changes in operating, investing and financing cash flows. Such disclosures should also discuss prior and future sources of cash and capital. Also, due to the fact there is substantial doubt about your ability to continue as a going concern, please revise and expand upon your liquidity disclosures to include the information required within Section IV of FR-72 (Release No. 33-8350). Your disclosure should focus on addressing the following items:
   - An evaluation of the amounts and certainty of cash flows;
   - The existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
   - The discussion and analysis of known trends and uncertainties; and
   - The discussion of prospective information regarding companies' sources of and needs for capital, except where otherwise clear from the discussion.

   As noted in the FR-72 (Release No. 33-8350) the discussion and analysis of this information should provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements.

23. Given your limited cash and working capital deficit as of December 31, 2010, please revise to quantify your expected near term and long term financing requirements which are necessary to fund your operations, the timing of such demands, the expected sources of funding and the impact on the company if the funding cannot be obtained. In this regard, please revise the fourth and ninth paragraphs to discuss in greater detail the above mentioned items and specifically your plans to obtain additional financing to fund your operations and to service your debt. Refer to Item 303(a)(1) of Regulation S-K and Instruction 5 thereto. Please also reconcile such disclosure with footnotes 1 and 7 of your audited financial statements which disclose ongoing negotiations related to a potential reverse merger or recapitalization transaction. Please also revise the Business section on page 4 accordingly.

24. You indicate that you are seeking private placement equity to, among other things, obtain sufficient capital to increase sales. However, since sales and profits are generally dependent on the demand for your products, it is not clear how obtaining private placement equity will increase sales. Please revise or advise.

Amendment to Articles of Incorporation and Forward Split of Common Stock, page 17

25. We note your disclosure that assuming the amendment to your articles of incorporation and forward split of your common stock were approved that there would be 50,001,374 shares of common stock issued and outstanding, 43,616,626 shares of common stock issuable upon exercise of outstanding options and warrants, and 2,300,000 shares of common stock issuable upon conversion of certain outstanding indebtedness – totaling 95,918,000 shares of common stock. Please reconcile such amount with the disclosure in the second paragraph that details a total of 105,287,496 shares of common stock. Please also revise the Security Ownership of Certain Beneficial Owners and Management section on page 22 and the Description of Registrant's Securities to be Registered section on page 31 accordingly.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

26. Revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Item 5. Directors and Executive Officers, page 23

27. We note your disclosure on page 18 that pursuant to the Working Capital Loan, and the extension thereof, that Forest Capital, LLC has the right to appoint one member of your board of directors, which member is currently Mr. Doyle. Please revise to briefly discuss this arrangement. Refer to Item 401(a) of Regulation S-K.

28. Please revise this section to discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

29. Please revise to clarify Mr. Conn's business experience during the past five years. If Mr. Conn is not employed on a full time consulting basis by you, describe the other business activities in which he is concurrently engaged.

Item 6. Executive Compensation, page 25

Summary Compensation Table, page 25

30. Please delete footnote 1 and confirm that the "All Other Compensation" column includes all perquisites and other personal benefits as and to the extent required by Item 402(n)(2)(ix) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year End and To Date, page 27

    31. Footnotes 2 and 3 appear to be reversed. Please revise or advise.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 28

    32. Please revise to include disclosure for any related-party transaction in the last three fiscal years. Refer Item 404 of Regulation S-K and Instruction 1 thereto. In this regard, we note in the last three fiscal years you have modified certain related-party loans, credit facilities, notes, or financing arrangements with Mr. Roy and Ms. Gault.

    33. For each related-party loan, credit facility, note, or financing arrangement, please revise to disclose the amount outstanding as of the latest practicable date. Refer to Item 404(a)(4) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 29

Market Information, page 29

    34. Please reconcile your disclosure in the second paragraph with your disclosure in the Amendment to Articles of Incorporation and Forward Split of Common Stock section on page 17 which discloses that the company has outstanding options and warrants.

    35. We note your disclosure on page 27 that the company has a 1999 Non-Qualified Stock Option Plan. Please revise to include the "Equity Compensation Plan Information" table as required by Item 201(d) of Regulation S-K or advise.

Item 10. Recent Sales of Unregistered Securities, page 30

    36. Please delete the ninth paragraph as it appears to be repetitive of the last paragraph.

Item 11. Description of Registrant's Securities to be Registered, page 31

    37. We note your conclusion in the second paragraph that all shares of common stock issued and outstanding are fully paid and non-assessable. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Item 12. Indemnification of Directors and Officers, page 32

    38. Please delete the last paragraph.

Item 15. Financial Statements and Exhibits, page 33

39. In your next filing, please refile each material contract, to the extent applicable, to ensure that each material contract is a fully executed complete copy including all exhibits, schedules, annexes, and appendixes. If a material contract has been amended since execution, please ensure that each material amendment including all exhibits, schedules, annexes, and appendixes are also filed. Refer to Item 601(b)(10) of Regulation S-K. In this regard, we note that a number of your material contracts are not fully executed, are not complete copies and do not appear to include all material amendments.

40. If shareholder approval has been obtained, please file a copy of the amendment to your articles of incorporation as an exhibit to your next filing.

41. We note that you have entered into two line of credit loans with Merrill Lynch guaranteed by trusts created by Mr. Doyle and Ms. Jacobs. Please file copies of these loans as exhibits in your next filing or advise.

42. We note that you have issued a number of options and warrants (initial, additional or otherwise) in connection with your various financing transactions as disclosed in the Contractual Obligations section on page 17. We also note that only certain warrants have been filed as exhibits. Please file a copy of each option or warrant agreement (initial, additional or otherwise) as an exhibit to your next filing or advise.

43. We note that you have entered into a number of Note Purchase Agreements and subsequent amendments to such agreements which provided for the issuance of amended and restated promissory notes. We also note that in most cases you have only filed the original promissory notes. Please file a copy of each amended and restated promissory note as an exhibit to your next filing or advise.

Exhibits 10.12 and 10.14

44. We note that Exhibits 10.12 and 10.14 appear to be reversed. Please correct in your next filing.

Exhibit 10.22

45. We note that you issued The Director of Development of the State of Ohio a promissory note in connection with the Ohio Innovation Loan Agreement. Please file a copy of the promissory note as an exhibit to your next filing or advise.

Exhibits 10.30 and 10.30A

46. Please reconcile your disclosure in the third paragraph on page 20 that you issued Mr. Albert a warrant to purchase a total of 50,000 post forward split shares of your common stock with Exhibits 10.30 and 10.30A which grant Mr. Albert a total of 150,000 post forward split shares of your common stock.

Exhibit 10.32

47. Please reconcile your disclosure in the fifth paragraph on page 20 that you issued the trust created by Mr. Doyle a promissory note on October 11, 2010 with Exhibit 10.32 which is dated October 5, 2010.

Exhibits 10.34 and 10.35

48. Please reconcile your disclosure in the first paragraph on page 21 that the promissory notes you issued to the trust created by Mr. Doyle and Standard Energy Company are due on October 16, 2011 with Exhibits 10.34 and 10.35 which refer to an October 14, 2011 due date.

Exhibit 38

49. We note that the two warrants issued to Mr. Robinson are dated July 10, 2010 which pre-date the Note Extension Agreement with Mr. Robinson. Please advise.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

50. While the audit report included in your Form 10 contains a footer with the office locations of your independent registered public accounting firm, your filing should be revised to include a signed opinion pursuant to the requirements set forth in Rule 2-02(a)(3) of Regulation S-X. Specifically, such rule requires that the signature clearly indicate the city and state where the opinion was issued.

Statements of Operations, page F-3

51. Please revise to use dollar signs on your loss per share rather than the number of shares outstanding.

Notes to Financial Statements

Intangible Assets

52. It appears the notes to your financial statements do not include the disclosures with respect to intangible assets required by ASC Topic 350-30-50. Please revise accordingly.

53. In light of the substantial doubt about your ability to continue as a going concern as well as your operating losses and operating cash flow deficiencies, it is not clear how you determined that your intangible assets were not impaired. Please revise or provide us with your latest intangible asset impairment analysis.

Note 7 – Debt, page F-11

54. Please clarify your disclosures with respect to the priority of liens on your inventory and other assets. In this regard, you disclose that your $100,000 note payable to the Julie E. Jacobs Trust has a first position lien on inventory. However, you also disclose that your inventory financing arrangement with Standard Energy and the Walter J. Doyle Trust, each with an original amount of $150,000 of notes payable, has a first position lien on all assets (which would appear to include inventory). In addition, you disclose that your note payable in the original amount of $800,000 to Thelma Gault is collateralized by all assets of the Company.

Note 8 – Stockholders' Deficiency, page F-14

55. You indicate that your warrants include certain provisions that protect the holders from a decline in your stock price and that you recognize the warrants as liabilities at their fair values on each reporting date. In this regard, please expand your disclosure to comply with ASC Topic 480-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Carl A. Generes, Esq.
    Law Offices of Carl A. Generes
    Fax: (972) 715-5700